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fax 832.320.6282
email nathan_brown@transcanada.com
 web www.tcpipelineslp.com

July 8, 2016

Mara Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:           TC PipeLines, LP
Registration Statement on Form S-3

Filed June 7, 2016

File No. 333-211907

Ladies and Gentlemen:

Set forth below are the responses of TC PipeLines, LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2016, with respect to Registration Statement on Form S-3, File No. 333-211907, filed with the Commission on June 7, 2016 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Registration Statement on Form S-3 unless otherwise specified.

General

1.
Form S-3 requires registrants to timely file all required reports during the twelve calendar months preceding the form’s filing. We note that the Form 8-K filed on October 29, 2015 relates to an event that occurred on October 22, 2015, which is more than four business days after the event. Accordingly, it does not appear that you meet the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3. Please tell us why you believe you are eligible to file on Form S-3, or amend your registration statement on to an appropriate form.

RESPONSE:                      We acknowledge the Staff’s comment.  Based on our recent correspondence with the Office of Chief Counsel, Division of Corporation Finance, the Staff verbally confirmed on July 1, 2016 that it did not object to the Company’s use of Form S-3.

*           *           *           *           *

Securities and Exchange Commission
July 8, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

                      Very truly yours,

                      TC PIPELINES GP, INC.

                      By:  /s/ Nathaniel A. Brown
                      Name:   Nathaniel A. Brown
                      Title:     Controller and Principal Financial Officer

Enclosures

cc:           Gillian A. Hobson, Vinson & Elkins LLP